SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2018

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR, ANPAC & ANPAV SIGN FIRST RECOGNITION AGREEMENT FOR ITALIAN BASED CABIN CREW

Ryanair today (6 June) confirmed that it has signed its first cabin crew union recognition agreement with ANPAC and ANPAV, who will be the representative body for Ryanair directly employed cabin crew in Italy. This agreement follows extensive negotiations with ANPAC and ANPAV since Ryanair's December 2017 announcement that it was willing to recognise Unions for collective bargaining purposes.

Ryanair welcomes the constructive engagement of ANPAC and ANPAV which led to the signing of this first cabin crew recognition agreement, in Italy, which currently accounts for over 80 of Ryanair's 400+ aircraft fleet and approx. 20% of Ryanair's cabin crew. Ryanair looks forward to working with ANPAC and ANPAV and its newly elected Ryanair (Cabin Crew) Company Council to conclude an early CLA for our directly employed cabin crew based in Italy.

Ryanair's Chief People Officer Eddie Wilson said:

"We are pleased to announce this recognition agreement with ANPAC and ANPAV on behalf of our directly employed cabin crew in Italy. This is our first cabin crew union recognition agreement (which follows recognition agreements with pilot unions in the UK and Italy earlier this year) and further demonstrates Ryanair's progress on recognising and negotiating with unions across Europe for our people. We are making good progress with other cabin crew unions across Europe and we hope to sign more recognition agreements with both pilot and cabin crew unions in the coming weeks."

ENDS

For further information
please contact:

                                                            Robin Kiely                           Piaras Kelly
                                                            Ryanair DAC                         Edelman Ireland
                                                           Tel: +353-1-9451949             Tel: +353-1-6789333
                                                           press@ryanair.com                ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 06 June, 2018

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary